SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
103

08028342

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DaVinci Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Cambridge Street
(No. and Street)

Cambridge	MA	02141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. McSweeney (617) 354-0866 ext. 16
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street,	Chestnut Hill,	MA	02467
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2008
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James J. McSweeney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DaVinci Capital Management, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

On this 28th day of February, 2008, before me, the undersigned notary public, personally appeared James McSweeney, proved to me through satisfactory evidence of identification, which were License, to be the person whose name is signed on the preceding or attached document and acknowledged to me that he/she signed it voluntarily for its stated purpose.

LINDA GIANGREGORIO, Notary Public
My Commission Expires August 4, 2011
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

SAMET

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
DaVinci Capital Management, Inc.

We have audited the accompanying statement of financial condition of DaVinci Capital Management, Inc. (a C corporation) as of December 31, 2007 and the related statement of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DaVinci Capital Management, Inc. as of December 31, 2007 and the results of its operations and its cash flows, for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Samet & Company PC
Chestnut Hill, MA
February 23, 2008

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash	$	62,989
Receivable from broker-dealers and clearing organizations		1,903
Deposit with clearing organization		76,232
Securities owned:		
Not readily marketable, at estimated fair value		12,900
		154,024
Office equipment		5,320
Leasehold improvements		4,056
		9,376
Accumulated depreciation		6,199
		3,177
	$	157,201

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	18,765
Due to related party		6,100
		24,865
Stockholder's equity:		
Common stock, no par		
Authorized 10,000 class A voting shares and 10,000 class B non-voting shares issued and outstanding 900 class A voting shares		18,000
Additional paid-in capital		477,701
Accumulated deficit		(363,365)
		132,336
	$	157,201

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME (LOSS)
Year Ended December 31, 2007

Commission income	$	137,802
Other revenue		52,464
		190,266
Clearing charges		23,649
Commissions		54,366
Depreciation and amortization		1,061
Dues and subscriptions		1,676
Equipment rental		2,817
Insurance		15,108
Office expense		4,878
Office rent		12,000
Professional fees		8,237
Regulatory expenses		32,202
Salaries and wages		74,100
Taxes - other		606
Taxes - payroll		7,832
Telephone		1,965
Utilities		1,395
		241,892
Net loss	$	(51,626)

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2007

	Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Capital	Deficit
Balance, January 1, 2007	900	$ 18,000	$ 337,701	$ (311,739)
Comprehensive income:				
Net loss		-	-	(51,626)
Capital contributions	-	-	140,000	-
Balance, December 31, 2007	900	$ 18,000	$ 477,701	$ (363,365)

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2007

Cash flows from operating activities:		
Net loss	$	(51,626)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation		1,061
Changes in operating assets and liabilities:		
Receivable from broker-dealers and clearing organizations		30
Prepaid expenses		5,417
Deposit with clearing organization		(70,877)
Accounts payable and accrued expenses		14,034
Net cash used for operating activities		(101,961)
Cash flows from financing activities:		
Advance from related party		3,600
Capital contributions		140,000
Net cash provided by financing activities		143,600
Net increase in cash during the year		41,639
Cash, beginning of year		21,350
Cash, end of year		62,989
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$	-
Corporate taxes	$	456

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

Note 1 **Summary of significant accounting policies**

Organization and nature of business
DaVinci Capital Management, Inc. (the "Company") was incorporated in December 1998 and is a Delaware Corporation that is wholly owned by Airgead LLC. They are a broker-dealer and registered investment advisor. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities and Exchange Act of 1934 and is a member of the NASD (National Association of Securities Dealers, Inc.) and SIPC (Securities Investor Protection Corp). In July 2007, the NASD consolidated with a division of the NYSE (New York Stock Exchange) to form FINRA (the Financial Industry Regulatory Authority).

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and equipment
Depreciation and amortization are provided principally on the straight-line method over the estimated useful lives of the assets. Major additions to property and equipment are capitalized whereas normal repairs and maintenance are expensed as incurred. Depreciation for the year ended December 31, 2007 was $1,061.

Income taxes
Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

DAVINCI CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2007

Note 1 **Summary of significant accounting policies (continued)**

Receivable from Broker-Dealers

Accounts receivable from Broker-Dealers consists of commissions due within 30 days. The Company provides an allowance for doubtful collections which is based a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2007 there was no reserve for uncollectible receivables.

Note 2 **Deposit with clearing organization**

During 2007, the Company contracted with National Financial Services, Inc. ("NFS") to act as their clearing agent. In connection with this agreement, NFS has required the Company to maintain a deposit of $75,000 which is held in an interest bearing account. As of December 31, 2007, the balance of this deposit was $76,232.

Note 3 **Securities owned**

The Company owns common stock in the National Association of Securities Dealers, Inc. These securities are not readily marketable; the estimated fair value at December 31, 2007 is $12,900.

Note 4 **Deferred income taxes**

The Company recognizes deferred taxes for operating losses that are available to offset future federal and state income taxes. The Company has available net operating loss carryforwards of $157,577 for federal and Massachusetts state tax purposes. The federal and state net operating losses can be used to offset future taxable income and expire at various dates through December 2027 and December 2012, respectively. The deferred tax asset of approximately $69,000 is reduced by a valuation allowance of the same amount reflecting no tax benefits for the net operating loss carryforwards.

Note 5 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and required that the Company's aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company's net capital was $114,356, which was $109,356 in excess of its required net capital of $5,000. The Company's net capital ratio was 22%.

Note 6 **Related party transactions**

The Company is wholly owned by Airgead LLC whose majority shareholder controls Comprehensive Insurance Providers ("CIP"). The Company received $7,736 of other revenue from CIP. Further, the Company reimbursed CIP amounts totaling $6,100 for office and administrative support.

The Company leases its office space from a related entity as a tenant at will. Rent expense was $12,000 in 2007.

Note 7 **Financial instruments – concentrations of credit risk**

Statements of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying amounts of cash, receivables and payables approximate their fair value because of their short-term nature.

SAMET

Certified Public Accountants

To the Board of Directors and Stockholder
of DaVinci Capital Management, Inc.

In planning and performing our audit of the financial statements of DaVinci Capital Management, Inc. as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the Unites States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 171-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practice procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management of reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

Because of the inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assign functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Samet & Company PC

Chestnut Hill, MA

February 23, 2008

DAVINCI CAPITAL MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2007

Net capital			
Stockholder's equity		$	132,336
Deductions and charges:			
Receivable from broker or dealers	1,903		
Securities not readily marketable	12,900		
Property and equipment (net)	3,177		17,980
Net capital			114,356
Aggregate indebtness			
Accounts payable and accrued expenses			18,765
Due to related party			6,100
			24,865
Computation of basic net capital requirement			
Minimum net capital required			1,658
Minimum dollar net capital required			5,000
Net capital requirement			5,000
Excess net capital			109,356
Excess net capital at 1000%			111,870
Percentage of aggregate indedtness to net capital			22%

Reconciliation with company's computation (included) in part II of form X-17A-5 as of December 31, 2007)

Net capital, as reported in company's part II (unaudited) focus report	$	114,356
Other audit adjustments		-
Net capital per above	$	114,356

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT REGARDING RULE 15c3-3
December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(2)(ii) of that Rule.

END